December 27, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Blackstone Alternative Alpha Master Fund (File No. 005-86989) (the “Fund”)

Dear Sir/Madam,

Pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), enclosed for filing on behalf of the Fund please find the Fund’s tender offer statement pursuant to Section 13(e)(1) of the 1934 Act on Schedule TO in connection the Fund’s tender offer first published, sent or given to the Fund’s shareholders on December 27, 2013 (the “Offer”). The Offer is scheduled to expire on March 21, 2014, unless extended subject to the conditions stated in the Offer.

Please direct any questions or comments related to this filing to the attention of Sarah S. Clinton of Ropes & Gray LLP at (617) 951-7375 or sarah.clinton@ropesgray.com.

Sincerely,

/s/ James P. Hannigan

James P. Hannigan

Enclosures

cc: Sarah S. Clinton, Esq.